Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way

News Release

Burnaby BC V5J 5J9

Canada

Tel: 604-454-0900

Fax: 604-412-4700

www.ballard.com

Ballard Power Systems Announces First Quarter 2005 Conference Call

For Immediate Release – April 21, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its first quarter results and goals going forward Wednesday April 27, 2005 at 10:00 a.m. PST (1:00 p.m. EST).

Access to the call may be obtained by calling the operator at 416-640-4127 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416-640-1917.  The confirmation number to access the playback is 21114974#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com, and will be archived for replay for two weeks.

About Ballard Power Systems

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells.  Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Investor Relations at 604-412-3195.